Level 19
275 Kent Street
Sydney NSW 2000
T 02 8253 3810
pking@westpac.com.au
www.westpac.com.au

June 28, 2011

Ms. Stephanie Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Westpac Banking Corporation
Form 20-F for the Fiscal Year Ended September 30, 2010
Filed November 15, 2010
File No. 001-10167

Dear Ms. Hunsaker:

We are writing to respond to your letter, dated June 20, 2011 (the “Comment Letter”), setting forth the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac Banking Corporation’s (“Westpac”) Form 20-F for the fiscal year ended September 30, 2010 (File No. 001-10167) filed with the Commission on November 15, 2010 (the “Form 20-F”).

For your convenience, the Staff’s comments on the Form 20-F have been reproduced below in bold text and are followed by our responses to the comments in plain text.

Form 20-F for the Fiscal Year Ended September 30, 2010

Notes to the financial statements

Note 10 — Available-for-sale securities, page 167

1.              We note your response to comment five of our letter dated April 18, 2011. Based on your response and your description of these securities in footnote (1) to the table on page 155, it does not appear that they would meet any of the exceptions from fair value measurement set forth in paragraph 46 of IAS 39 as they are not classified as loans and receivables or held-to-maturity investments and are not equity instruments. Accordingly, we believe that these securities should be carried at fair value and would be classified as either Level 2 or Level 3 fair value measurements. However, we also note from your response that you believe that their cost provides a reasonable approximation of their fair value given the relatively short tenor of the instruments. Therefore, if true, please revise your future filings to clearly indicate that these securities are carried at fair value which approximates cost given the short term nature of these instruments. If you cannot make this assertion, please describe your methodology for estimating the fair value of these securities using either Level 2 or Level 3 inputs.

We confirm that in our next annual report on Form 20-F we will present these securities as available-for-sale securities — at fair value, and will include a footnote to clearly indicate that these securities are carried at a fair value which approximates cost due to the short term nature of these instruments.

Report of independent registered public accounting firm, page 300

2.              We note your response to comment 12 of our letter dated April 18, 2011. Based on our review, it appears that this disclosure would be more appropriately included as a risk factor instead of as an addendum to the audit report. Therefore, in future filings, to the extent you wish to include this liability limitation in your Form 20-F, please include it as part of the discussion of your risk factors instead of as an addendum to the audit report.

We confirm that we will include the disclosure regarding the limitation of liability of the independent registered public accounting firm as part of the discussion of risk factors in our next annual report on Form 20-F, instead of following the audit report.

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If you have any questions relating to the foregoing, please do not hesitate to contact me at +61 2 8253 3810 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Sincerely,

Westpac Banking Corporation

By:	/s/Peter King
Peter King
Deputy Chief Financial Officer

cc:	Paddy Rennie, Westpac Banking Corporation
Alan H. Paley, Debevoise & Plimpton LLP